UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

FEI COMPANY
(Exact name of registrant as specified in its charter)

Oregon	000-22780	93-0621989
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5350 NE Dawson Creek Drive, Hillsboro, Oregon		97124-5793
(Address of principal executive offices)		(Zip Code)

Scott Huber, Senior Legal Specialist, 503-276-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Description of Reasonable Country of Origin Inquiry
FEI Company (also referred to as “FEI,” the “Company,” “we,” or “our”) has designed and implemented a Conflict Minerals compliance plan that will enable compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Companies that have conflict minerals (as defined in Form SD) that are necessary to the production or functionality of the products they manufacture or contract to manufacture are required to conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding conflict minerals to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country (as defined in Form SD) (collectively, the “Covered Countries”). In order to achieve these goals we have undertaken the following steps:

1.	Conflict Minerals Policy
As of May 13, 2014, FEI adopted a Conflict Minerals Policy (“Policy”) as described below. The Policy acknowledges our responsibility for conflict minerals reporting under the Rule, and is intended, among other things, to define and communicate the following expectations with our suppliers:

•	Suppliers are required to assist the Company in the RCOI process; and

•	Suppliers are required to identify and communicate pertinent data for Conflict Minerals supplied to the Company.
We identified, through the risk-based approach described in this Specialized Disclosure Report, the suppliers with a high likelihood of providing FEI with conflict minerals, and have provided to them a copy of the Policy.
In addition, the Policy is publicly available at https://www.fei.com/documents/conflict-minerals-policy/.

2.	Risk Assessment and Risk Mitigation
The design of the Conflict Minerals compliance plan required all products and suppliers to be assessed in order to identify to what extent Conflict Minerals were used in our products and the likelihood that those Conflict Minerals may have originated in the Covered Countries.
The procedures performed involved reviewing technical engineering schematics and bills of material to determine which of the Company's products, and the assemblies, sub-assemblies and components that comprise those products (“products”), potentially contain Conflict Minerals.
Due to the size and complexity of our supply chain, only those significant suppliers that were assessed as having a high likelihood of supplying products that include conflict minerals were targeted for a RCOI. Approximately 80 suppliers, which accounted for over 90% of our material expenditures in 2015, were targeted for a RCOI. However, as a result of our risk assessment process, only 62 of those suppliers were determined to be in scope of the Conflict Minerals diligence requirements.

3.	Reasonable Country of Origin Inquiry Methodology
We are a member of the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of over 180 participating companies from seven different industries, created by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”).
The suppliers that FEI identified were sent RCOI requests in the form of the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”).
All responses were reviewed for reasonableness and completeness. Follow-up discussions were held as necessary.

Results of the Reasonable Country of Origin Inquiry
Based on the procedures previously described, we received the following results from our RCOI requests:

Initial Assessment and Survey
Total number of Company suppliers that may provide product containing Conflict Minerals	356
Suppliers surveyed	62
Responses received	57
Supplier Responses
The following represents a summary of supplier response rates for 2015:

Results of RCOI
Response rate to Conflict Minerals requests	92%
Responses using CMRT	88%
Responses containing smelter information	62%
Number of smelters from Covered Countries	2
The following represents the status of the smelters identified by suppliers:

Smelter Status
CFSI compliant	219
CFSI in-process	35
Smelters not yet participating in an independent assessment program	36
Alleged smelters	2,160
Total	2,450
Based on our review of the CMRT responses received and utilization of smelter information provided by the CFSI, our suppliers reported 2,450 total smelters in 2015, of which 219 are compliant with, and 35 are in process to become compliant with, an independent assessment program. An additional 36 smelters have been listed as known smelters by the CFSI but are not yet participating in an independent assessment program. For the remaining 2,160 smelters, the sourcing of conflict minerals is unknown and they are not yet participating in an independent assessment program. We have not been able to determine if these smelters are processing necessary conflict minerals contained in our products.
Conclusion Based on Reasonable Country of Origin Inquiry
FEI has concluded in good faith that during 2015:

a)	FEI has manufactured and contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of our products.

b)
FEI knows or has reason to believe, based on the RCOI, that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict materials may not be solely from recycled or scrap sources.

Accordingly, FEI has prepared and filed a Conflict Minerals Report which is provided as Exhibit 1.01 hereto.
Item 1.02 Exhibit
A copy of the FEI Company Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.fei.com/documents/conflict-minerals-policy/.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FEI Company
(Registrant)

/s/ Anthony L. Trunzo	May 31, 2016
Anthony L. Trunzo	(Date)
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)